NORTHERN LIGHTS FUND TRUST

June 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Mary Cole

Re: Request for Accelerated Effective Date for

Leader Total Return Fund (the “Fund”),

a series of Northern Lights Fund Trust (the “Trust”)

(Reg. No. 333-122917 and ICA No. 811-21720)

Dear Ms. Cole:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Trust and Foreside Distribution Services, L.P., the distributor of the above-referenced Fund, hereby jointly and respectfully request that Post-Effective Amendment No. 157 of the Trust’s Registration Statement on Form 485APOS, filed on June 10, 2010 (the “Amendment”), be declared effective on Tuesday, July 13, 2010 at 9:00 a.m. Eastern time, or as soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on September 14, 2010.  The reason for this request is to commence operations in accordance with the Fund’s marketing plans.

If you have any questions or request additional information regarding this matter, please contact Emile R. Molineaux at (631) 470-2616.

Very truly yours,

NORTHERN LIGHTS FUND TRUST

FORESIDE DISTRIBUTION SERVICES, L.P.

By: /s/ Emile R. Molineaux

By: /s/ Mark S. Redman

Name:

Emile R. Molineaux

Name:

Mark S. Redman

Title:

Secretary

Title:

President